IMA EXPLORATION INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED

JUNE 30, 2009 AND 2008

 (Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

IMA EXPLORATION INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

 (Unaudited – Expressed in Canadian Dollars)

(Expressed in Canadian Dollars)

	June 30, 2009 $	December 31, 2008 $
A S S E T S
CURRENT ASSETS
Cash	335,259	102,706
Short-term investments (Note 4)	20,319,711	21,347,769
Marketable securities and investment (Note 5)	352,443	120,869
Other receivables and prepaids	86,266	190,007
	21,093,679	21,761,351
INVESTMENT (Note 5)	535,243	718,248
MINERAL PROPERTY INTEREST (Note 6)	28,048	-
DEPOSIT (Note 9)	205,000	205,000
	21,861,970	22,684,599

L I A B I L I T I E S
CURRENT LIABILITIES
Accounts payable and accrued liabilities (Note 9)	94,038	193,343
TERMINATION BENEFIT (Note 9)	711,500	711,500
	805,538	904,843
S H A R E H O L D E R S ' E Q U I T Y
SHARE CAPITAL (Note 7)	58,753,501	58,753,501
CONTRIBUTED SURPLUS (Note 8)	7,502,258	7,502,258
ACCUMULATED OTHER COMPREHENSIVE INCOME	14,280	-
DEFICIT	(45,213,607)	(44,476,003)
	21,056,432	21,779,756
	21,861,970	22,684,599

COMMITMENTS (Note 9)

SUBSEQUENT EVENT (Note 11)

APPROVED BY THE BOARD
“David Horton”	, Director
“Robert Stuart Angus”	, Director

The accompanying notes are an integral part of these consolidated financial statements.

IMA EXPLORATION INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

 (Unaudited – Expressed in Canadian Dollars)

(Expressed in Canadian Dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009 $	2008 $	2009 $	2008 $
		Restated - Note 3		Restated - Note 3
EXPENSES
Administrative and management services	69,375	68,924	139,645	117,352
Consulting	20,000	40,000	50,000	70,000
Corporate development and investor relations	15,949	51,091	37,568	81,644
Exploration (Note 7)	58,334	99,165	212,053	118,043
Office and sundry	41,944	53,880	111,556	141,556
Professional fees	51,898	62,410	86,507	162,070
Rent, parking and storage (Note 10)	24,594	24,113	54,562	44,936
Salaries and employee benefits (Note 10)	101,791	71,070	208,537	142,276
Transfer agent and regulatory fees	27,049	9,555	42,127	60,013
Travel and accommodation	13,084	10,646	22,922	38,190
	424,018	490,854	965,477	976,080
LOSS BEFORE OTHER ITEMS	(424,018)	(490,854)	(965,477)	(976,080)
OTHER INCOME (EXPENSE)
Foreign exchange income (loss)	(4,526)	(10,246)	1,525	(13,989)
Loss from equity Investment (Note 6)	(113,135)	-	(171,648)	-
Gain on held-for-trading Investment (Note 6)	12,275	-	217,294	-
Dilution loss from equity investment (Note 6)	(11,357)	-	(11,357)	-
Interest income	83,732	207,658	192,060	382,470
	(33,011)	197,412	227,874	368,481
LOSS FOR THE PERIOD	(457,029)	(293,442)	(737,603)	(607,599)
DEFICIT - BEGINNING OF PERIOD	(44,756,578)	(40,488,250)	(44,476,004)	(40,174,093)
DEFICIT - END OF PERIOD	(45,213,607)	(40,781,692)	(45,213,607)	(40,781,692)
BASIC AND DILUTED LOSS PER COMMON SHARE	(0.01)	(0.01)	(0.01)	(0.01)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	52,132,064	52,132,064	52,132,064	52,132,064

The accompanying notes are an integral part of these consolidated financial statements.

IMA EXPLORATION INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

 (Unaudited – Expressed in Canadian Dollars)

(Expressed in Canadian Dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009 $	2008 $	2009 $	2008 $
		Restated – Note 3		Restated – Note 3

LOSS FOR PERIOD	(457,029)	(293,442)	(737,603)	(607,599)

OTHER COMPREHENSIVE INCOME
Unrealized gain on available-for-sale marketable securities	-	35,700	14,280	35,700

COMPREHENSIVE LOSS FOR THE PERIOD	(457,029)	(257,742)	(723,323)	(571,899)

The accompanying notes are an integral part of these consolidated financial statements.

IMA EXPLORATION INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

 (Unaudited – Expressed in Canadian Dollars)

(Expressed in Canadian Dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009 $	2008 $	2009 $	2008 $
		Restated - Note 3		Restated - Note 3
CASH PROVIDED FROM (USED FOR)
OPERATING ACTIVITIES
Net loss for the period	(457,029)	(293,442)	(737,603)	(607,599)
Items not affecting cash
Receipt of Navidad interest	-	-	-	18,500,000
Loss from equity investment	113,135	-	171,648	-
Dilution loss from equity investment	11,357	-	11,357	-
Gain on held-for-trading investment	(12,275)	-	(217,294)	-
	(344,812)	(293,442)	(771,892)	17,892,401
Change in non-cash working capital balances	(45,175)	(204,139)	482,493	22,231
	(389,987)	(497,581)	(289,399)	17,914,632
INVESTING ACTIVITIES
Expenditures on mineral properties	-	-	(28,048)	-
Increase in marketable securities	-	(499,800)	-	(499,800)
Decrease (increase) in short-term investments	500,000	1,100,000	550,000	(17,400,000)
	500,000	600,200	521,952	(17,899,800)

INCREASE IN CASH	110,013	102,619	232,553	14,832
CASH - BEGINNING OF PERIOD	225,246	95,841	102,706	183,628
CASH - END OF PERIOD	335,259	198,460	335,259	198,460

SUPPLEMENTARY CASH FLOW INFORMATION (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

IMA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

1.

NATURE OF OPERATIONS

IMA Exploration Inc. (the “Company”) is a natural resource company engaged in the business of acquisition, exploration and development of mineral properties.  The Company presently has no property interests with proven or probable reserves and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves.  Consequently the Company considers itself to be an exploration stage company.

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”).  The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.  Actual results could differ from those estimates.  The consolidated financial statements have, in management's opinion, been properly prepared using careful judgment within reasonable limits of materiality.

As these unaudited interim consolidated financial statements do not contain all of the disclosures required by GAAP, they should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2008.

The accounting policies followed by the Company are set out in note 4 to the audited consolidated financial statements for the year ended December 31, 2008, and have been consistently followed in the preparation of these consolidated financial statements except that the Company has adopted the following CICA standard effective January 1, 2009.

Recent Accounting Pronouncements

Goodwill and Intangible Assets

CICA Handbook Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the preoperating period. As a result of the withdrawal of EIC 27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations. On January 1, 2009, the Company adopted these changes, with no impact on its consolidated financial statements.

Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued EIC-173, Credit Risk and the Fair Value of Financial Assets and
Financial Liabilities. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments.

This standard is effective for our fiscal year beginning January 1, 2009. Adoption of this EIC did not have a significant effect on the company’s financial statements for the period ended June 30, 2009.

IMA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Mining Exploration Costs

In March 2009, the CICA issued EIC-174, Mining Exploration Costs. The EIC provides guidance on the accounting and the impairment review of exploration costs. This standard is effective for our fiscal year beginning January 1, 2009. The application of this EIC did not have an effect on the company’s financial statements for the period ended June 30, 2009.

Business combinations, consolidated financial statements and non-controlling interest

In January 2009, the CICA issued CICA Handbook Section 1582, Business Combinations, Section 1601, Consolidations, and Section 1602, Non-controlling Interests. These sections replace the former CICA Handbook Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA Handbook Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. It provides the Canadian equivalent to IFRS 3, Business Combinations (January 2008). The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

CICA Handbook Section 1601 establishes standards for the preparation of consolidated financial statements.

CICA Handbook Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS International Accounting Standards (“IAS”) 27, Consolidated and Separate Financial Statements (January 2008).

CICA Handbook Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year.

All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections.

3.

CHANGE IN ACCOUNTING POLICY

During the year ended December 31, 2008, the Company retrospectively changed its accounting policy for exploration expenditures to be more relevant. Prior to the year ended December 31, 2008, the Company capitalized all such costs to mineral properties held directly or through an investment and only wrote down capitalized costs when the property was abandoned or if the capitalized costs were not considered to be economically recoverable.

Exploration expenditures are now charged to operations as they are incurred until the property reaches development stage. All direct costs related to the acquisition of mineral property interests will continue to be capitalized. Development expenditures incurred subsequent to a development decision, and to increase or to extend the life of existing production, are capitalized and will be amortized on the unit-of-production method based upon estimated proven and probable reserves.

IMA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

3.

CHANGE IN ACCOUNTING POLICY (continued)

The Company has accounted for this change in accounting policy on a retroactive basis. The impact of this change on the previously reported June 30, 2008 consolidated financial statements is as follows:

	As previously reported $	Restatement $	As restated $
Mineral property interests as at June 30, 2008	35,587	(35,587)	-
Exploration expense for the period ended June 30, 2008	82,456	35,587	118,043
Loss for the period ended June 30, 2008	(572,012)	(35,587)	(607,599)
Loss per share for the period ended June 30, 2008	(0.01)	(0.01)	(0.02)
Deficit at June 30, 2008	(40,746,105)	(35,587)	(40,781,692)
Cash flows from operating activities for the period ended June 30, 2008	(549,781)	(35,587)	(585,368)
Cash flows from investing activities for the period ended June 30, 2008	564,613	35,587	600,200

4.

SHORT-TERM INVESTMENTS

As at June 30, 2009 and December 31 2008, the Company held short-term investments comprised of the following:

	June 30, 2009
	Maturity	Principal and Accrued Interest $
12 month term deposit with the Bank of Montreal - 1.65% annual interest rate ($6,800,000 principal amount)	January 12, 2010	6,852,258
12 month term deposit with the Bank of Montreal - 1.20% annual interest rate ($3,600,000 principal amount)	February 11, 2010	3,616,694
12 month term deposit with Vancity - 1.30% annual interest rate ($4,000,000 principal amount)	February 11, 2010	4,019,945
12 month term deposit with the Bank of Nova Scotia - 1.50% annual interest rate ($3,500,000 principal amount)	February 23, 2010	3,518,411
12 month term deposit with the Bank of Montreal - 3.15% annual interest rate ($2,250,000 principal amount)	August 12, 2009	2,312,403
		20,319,711

IMA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

4.

SHORT-TERM INVESTMENTS (continued)

	December 31, 2008
	Maturity	Principal and Accrued Interest $
12 month term deposit - 4.15% annual interest rate ($6,800,000 principal amount)	January 6, 2009	7,076,839
12 month term deposit - 3.45% annual interest rate ($10,000,000 principal amount)	February 10, 2009	10,305,302
12 month term deposit - 3.45% annual interest rate ($1,000,000 principal amount)	February 10, 2009	1,030,530
12 month term deposit - 3.15% annual interest rate ($2,900,000 principal amount)	August 12, 2009	2,935,098
		21,347,769

All term deposits are redeemable in full or portion at the Company’s option without penalty.  Interest is paid on amounts redeemed once past the initial 30 days from the date of investment.

5.

MARKETABLE SECURITIES AND INVESTMENT

June 30, 2009
	Opening carrying value $	Unrealized holding gain $	Dilution loss $	Loss on equity investment $	Gain on held for trading investment $	Carrying Value $
Available-for-sale investment
Panthera Exploration Inc. (a)	24,990	14,280	-	-	-	39,270
Investment accounted for under the equity method
Blue Sky Uranium Corp. (b)
Common shares	718,248	-	(11,357)	(171,648)	-	535,243
Warrants	95,879	-	-	-	217,294	313,173
Total marketable securities and investments	839,117	14,280	(11,357)	(171,648)	217,294	887,686

December 31, 2008
	Cost $	Other than temporary loss $	Loss on equity investment $	Loss on held for trading investment $	Carrying Value $
Available-for-sale investment
Panthera Exploration Inc. (a)	499,800	(474,810)	-	-	24,990
Investment accounted for under the equity method
Blue Sky Uranium Corp. (b)
Common shares	786,422	-	(68,174)	-	718,248
Warrants	213,578	-	-	(117,699)	95,879
Total marketable securities and investments	1,499,800	(474,810)	(68,174)	(117,699)	839,117

IMA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

5.

MARKETABLE SECURITIES AND INVESTMENT (continued)

a)

On June 16, 2008 the Company purchased 3,570,000 units of Panthera Exploration Inc. ("Panthera") (formerly Amera Resources Corporation), a company with directors in common, for $0.14 per unit for a total of $499,800. Each unit consists of one common share and one-half of non-transferable share purchase warrant exercisable on or before June 16, 2010 at a price of $0.18 per share.  On December 23, 2008 Panthera did a 10 for 1 rollback of its shares. As a result the Company now holds 357,000 shares and 178,500 warrants exercisable at a price of $1.80. As at June 30, 2009, the quoted market value of the shares was $39,270. The Company has designated its marketable securities as financial assets available-for-sale and accordingly, changes to their fair value are recorded in other comprehensive income in the period they occur.

b)

On September 17, 2008 and October 24, 2008 the Company purchased 2,750,000 and 5,583,333 Units, respectively, of Blue Sky Uranium Corp. (“Blue Sky”), for $0.12 per unit for a total of $1,000,000.  Each Unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the Company to purchase one additional common share at a price of $0.18 per share in year one and $0.20 per share in year two. The warrants are originally recorded at $213,578. At June 30, 2009 the fair value of the warrants was $313,173.  As a result the company recorded a gain of $217,294 on held-for-trading investments for the period.

The Company accounted for its investment in common shares using the equity method and has been classified as long-term. During the period, the Company’s holdings of Blue Sky was diluted from 22% to 19% as a result of Blue Sky completing a private placement  to outside parties of 7,000,000 common shares on May 6, 2009. As a result the Company recorded a dilution loss of $11,357.  Blue Sky is under management in common. During the period ended June 30, 2009 the Company recorded a $171,648 equity loss. As at June 30, 2008, the quoted market value of the shares was $1,250,000.

6.

MINERAL PROPERTIES

The table below summarizes the acquisition costs and exploration expenditures for the six months ended June 30, 2009:

	Acquisition Costs $	Exploration Expenditures $	Total $
Hushamu property	28,048	162,583	190,631
General exploration	-	49,469	49,469
	28,048	212,052	240,100

Hushamu Property

The Company entered into an Option Agreement on May 12, 2008 with Western Copper Corporation (“Western Copper”) to further explore and develop the Hushamu Property and in which the Company has the right to acquire up to a 70% interest.  The Hushamu porphyry style copper-molybdenum-gold deposit is located on northern Vancouver Island, B.C.

The Company agreed to expend a minimum of $1.9 million (incurred) in the first year of a three year option period. Over years two and three the Company has an option to spend an additional $13.1 million on drilling, metallurgical, and engineering studies in the completion of a pre-feasibility report on the Hushamu deposit to meet the required terms of the agreement.  This expenditure, a total of $15 million, and the completion of a pre-feasibility report will earn the Company a 49% interest in the project (Option 1).  The Company can earn an additional 16% by funding a subsequent feasibility study by the fourth year (Option 2) and an additional 5% can be earned upon completion of mine permitting (Option 3) for a total interest of 70% with Western Copper retaining a 30% participating interest in the joint venture.

IMA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

6.

MINERAL PROPERTIES (continued)

The table below summarizes the mineral property acquisition costs and exploration expenditures for the six months ended June 30, 2009:

Hushamu Property
Acquisition costs:	$
Balance, beginning of the period	-
Acquisition costs	28,048
Balance, end of the period	28,048

Exploration expenditures:
$
Balance, beginning of the period	1,767,014

Salaries and contractors	105,117
Office	19,108
Assays	24,671
Geotechnical	8,500
Petrography	2,659
Shipping	1,158
Communications	731
Transportation	639
Balance, end of the period	1,929,597

Total expenditures	1,957,645

7.

SHARE CAPITAL

Authorized

-  unlimited common shares without par value

-

100,000,000 preferred shares without par value

Issued - common shares	June 30, 2009		December 31, 2008
	Number	$	Number	$
Balance, beginning and end of period	52,132,064	58,753,501	52,132,064	58,753,501

(a)

Stock options and stock-based compensation

The Company has established a rolling stock option plan (the “Plan”), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The stock options granted (vest immediately) are subject to a four month hold period and exercisable for a period of five years.

IMA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

7.

SHARE CAPITAL (continued)

A summary of the changes in the number of stock options outstanding and exercisable for the six months ended June 30, 2009 is as follows:

	Number	Weighted Average Exercise Price $
Balance, beginning of period	2,625,000	3.12
Cancelled	(10,000)	3.21
Expired	(1,147,000)	3.10
Balance, end of period	1,468,000	3.13

Stock options outstanding and exercisable at June 30, 2009 are as follows:

Number	Exercise Price $	Expiry Date
690,000	4.16	March 16, 2010
355,000	2.92	November 16, 2010
250,000	0.54	June 2, 2011
173,000	3.21	June 22, 2011
1,468,000

(b)

Warrants

Common shares reserved pursuant to warrants and agent warrants outstanding at June 30, 2009 are as follows:

Number	Exercise Price $	Expiry Date
1,666,670	3.45	September 14, 2009

8.

CONTRIBUTED SURPLUS

A continuity summary of contributed surplus is presented below:

	June 30, 2009	December 31, 2008
	$	$
Balance, beginning of period	7,502,258	6,157,412
Stock options granted	-	62,900
Reallocation on expiry of warrants	-	1,281,946
Balance, end of period	7,502,258	7,502,258

IMA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

9.

RELATED PARTY TRANSACTIONS

(a)

The Company engages Grosso Group Management Ltd. (the “Grosso Group”) to provide services and facilities to the Company.  The Grosso Group is a private company owned by the Company, Golden Arrow Resources Corporation and Blue Sky, each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services.  The shareholder companies pay monthly fees to the Grosso Group.  The fee is based upon a pro-rating of the Grosso Group’s costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company.  The Grosso Group services contract also provides that, in the event the services are terminated by a member company, a termination payment would include three months of compensation and any contractual obligations that the Grosso Group undertook for the company, up to a maximum of $500,000.

During the six months ended June 30, 2009, the Company incurred fees of $347,063 (2008 - $225,048) to the Grosso Group: $359,032 (2008 - $229,338) was paid in monthly payments and $11,969 (2008 - $4,290) is included in accounts receivable as a result of a review of the allocation of the Grosso Group costs to the member companies for the period.  Also, included in deposits is a $205,000 (2008 - $205,000) deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.

(b)

During the six months ended June 30, 2009, the Company paid $206,750 (2008 - $185,000) to companies controlled by directors and officers of the Company, for accounting, management and consulting services provided.

(c)

Effective January 1, 2008 the Company entered into a consulting agreement with a company controlled by a director of the Company for a fee of $10,000 per month plus reimbursement for out-of-pocket expenses. Discretionary bonuses may also be paid if approved by the compensation committee.  Accordingly, the total compensation paid to the director in the six months ended June 30, 2009 was $50,000 (2008 - $60,000).

 This amount is included in the total amount paid to directors and officers discussed in Note 10(b) above. This consulting agreement was terminated on April 1, 2009.

(d)

The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President for an annual fee of $250,000.  Accordingly, the total compensation paid to the President in the six months ended June 30, 2009 was $125,000 (2008 - $125,000). This amount is included in the total amount paid to directors and officers discussed in

               Note 10(b) above.

In the event the contract is terminated by the Company or as a result of a change of control, a payment is payable to the President consisting of (i) any monthly compensation due to the date of termination, (ii) options as determined by the board of directors (iii) three years of monthly compensation (which may be adjusted annually) and (iv) bonus of $461,500. If the termination had occurred on June 30, 2009, the amount payable under the contract would be $1,211,500.  In the event the contract is terminated by the Company as a result of the President’s death or permanent disability while providing services to the Company, a bonus in the amount of $461,500 plus one years fees of $250,000 is payable.  At June 30, 2009, the Company has accrued a total of $711,500 (2008 - $nil) related to this bonus and termination benefits.

IMA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

9.

RELATED PARTY TRANSACTIONS (continued)

Effective May 1, 2007, the Company negotiated agreements with the other shareholder companies of the Grosso Group for the President of the Company to provide services for a monthly fee.  The agreements may be terminated at any time at the other companies’ discretion upon 30 days written notice.  The Company reserves its right to restrict services provided by the President to the other shareholder companies based on its own requirements for the President’s services, at which time the fee would be adjusted accordingly.  For the period ended June 30, 2009, the Company has accrued a receivable of $18,000 (2008 - $38,292) from the other shareholder companies which has been recorded as a decrease in Administrative and management services expense. This amount is reflected in the total amount paid to directors and officers discussed in Note 10(b) above.  The fees are reviewed and adjusted on a periodic basis.

(e)

Effective June 1, 2008 the Company resumed a consulting agreement with a company controlled by an officer of the Company for $63,500 per year.  Accordingly, the total compensation paid to the officer in the six months ended June 30, 2009 was $31,750 (2008 - $Nil). This amount is included in the total amount paid to directors and officers discussed in Note 10(b) above.

In the event the contract is terminated by the Company or as a result of a change of control, a payment is payable to the officer consisting of six months salary.

All of the related party transactions and balances in these consolidated financial statements arose in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10.

SUPPLEMENTARY CASH FLOW INFORMATION

	Three Months Ended June 30,		Six Months Ended June 30,
	2009 $	2008 $	2009 $	2008 $
		Restated – Note 3		Restated – Note 3

Change in non-cash working capital

Other receivables and prepaids	27,025	(26,143)	103,741	335,926
Accrued interest	(79,819)	(184,202)	478,057	(350,684)
Accounts payable	7,619	6,206	(99,305)	36,989
	(45,175)	(204,139)	482,493	22,231

11.         SUBSEQUENT EVENT

On July 16, 2009, the Company announced that it has signed a Letter Agreement outlining in principle the terms for a merger with Kobex Resources Ltd. and International Barytex Resources Ltd., combining to create a new mineral exploration company.  The Proposed Transaction is subject to a number of conditions including, but not limited to, the completion of confirmatory due diligence, definitive documentation, and regulatory and shareholder approvals. Subject to satisfaction of all conditions, completion of the Proposed Transaction is expected to occur prior to September 30, 2009.

This transaction will constitute a change of control.  Refer to note 9 for the implications.